File No. 812–______
U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ___________________________
In the Matter of the Application of:
JOHN HANCOCK GA MORTGAGE TRUST, JOHN HANCOCK GA SENIOR LOAN TRUST, MANULIFE PRIVATE CREDIT FUND, MANULIFE INVESTMENT MANAGEMENT PRIVATE MARKETS (US) LLC, JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.), JOHN HANCOCK LIFE & HEALTH INSURANCE COMPANY, JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK, JOHN HANCOCK FUNDING COMPANY, LLC, MANULIFE SDF SPV – OH, LLC, MDLF HOLDINGS ONSHORE LLC, MANULIFE DIRECT LENDING FUND (UNLEVERED) L.P., AND MANULIFE DIRECT LENDING FUND, L.P.
197 Clarendon Street
Boston, MA 02116
(617) 663-3000
___________________________

APPLICATION FOR AN ORDER PURSUANT TO
SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1
UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT
TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE
17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940
___________________________

All Communications, Notices and Orders to:
E. David Pemstein
John Hancock GA Mortgage Trust,
John Hancock GA Senior Loan Trust,
Manulife Private Credit Fund
c/o John Hancock Life Insurance Company (U.S.A.)
197 Clarendon Street, C-03
Boston, MA 02116
617-572-1234
DPemstein@jhancock.com
___________________________

Copies to:

Mark P. Goshko, Esq. K&L Gates LLP One Congress Street, Suite 2900 Boston, MA 02114-2023 Mark.Goshko@klgates.com	George J. Zornada, Esq. K&L Gates LLP One Congress Street, Suite 2900 Boston, MA 02114-2023 George.Zornada@klgates.com
_________________________
January 4, 2025

UNITED STATES OF AMERICA BEFORE THE SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF
JOHN HANCOCK GA MORTGAGE TRUST,
JOHN HANCOCK GA SENIOR LOAN TRUST,
MANULIFE PRIVATE CREDIT FUND,
MANULIFE INVESTMENT MANAGEMENT PRIVATE MARKETS (US) LLC,
JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.),
JOHN HANCOCK LIFE & HEALTH INSURANCE COMPANY,
JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK,
JOHN HANCOCK FUNDING COMPANY, LLC,
MANULIFE SDF SPV – OH, LLC,
MDLF HOLDINGS ONSHORE LLC,
MANULIFE DIRECT LENDING FUND (UNLEVERED) L.P., AND
MANULIFE DIRECT LENDING FUND, L.P.

197 CLARENDON STREET, C-03
BOSTON, MA 02116
File No. 812-______
: : : : : : : : : : : : : : : : : : : : : :

APPLICATION FOR AN ORDER
PURSUANT TO SECTIONS 17(d)
AND 57(i) OF THE INVESTMENT COMPANY
ACT OF 1940 AND RULE 17d-1 UNDER
THE INVESTMENT COMPANY ACT OF
1940 PERMITTING CERTAIN JOINT
TRANSACTIONS OTHERWISE
PROHIBITED BY SECTIONS 17(d)
AND 57(a)(4) OF AND RULE 17d-1
UNDER THE INVESTMENT COMPANY ACT OF 1940

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive orders issued by the Commission on June 25, 2019 and December 12, 2023 (the “Prior Orders”)2 that were granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1 with the result that no person will continue to rely on the Prior Orders if the Order is granted.
Applicants Seeking Relief:
•	John Hancock GA Mortgage Trust (“Mortgage Trust”), a closed-end management investment company that is registered under the 1940 Act and managed by MIM PM (as defined below);

•	John Hancock GA Senior Loan Trust (“Senior Loan Trust”), a closed-end management investment company that is registered under the 1940 Act and managed by MIM PM;

•
Manulife Private Credit Fund, a closed-end management investment company that has elected to be regulated as a business development company (“MPC”, and together with the Mortgage Trust and the Senior Loan Trust, the “Existing Regulated Funds”) under the 1940 Act and managed by MIM PM;

•
Manulife Investment Management Private Markets (US) LLC (formerly, Hancock Capital Investment Management, LLC) (“MIM PM”),[3] the investment adviser of the Existing Regulated Funds, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and is an indirect wholly-owned subsidiary of Manulife Financial Corporation, a Canadian corporation (“MFC”);[4]

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
2 John Hancock GA Mortgage Trust, et al. (File No. 812-15458), Release Nos. IC-33493 (May 28, 2019) (notice) and IC- 33518 (June 25, 2019) (order), as amended by John Hancock GA Mortgage Trust, et al. (File No. 812-15458), Release Nos. IC-35050 (November 16, 2023) (notice) and IC-35064 (December 12, 2023) (order).
3 The adviser entity changed its name from Hancock Capital Investment Management, LLC to Manulife Investment Management Private Markets (US) LLC on January 17, 2020. No other actual change to the entity adviser was effected with this name change.
4 MFC is a life insurance company incorporated under the Insurance Company Act (Canada), as amended, and the regulations thereunder, which apply to insurance companies that are incorporated under Canadian federal law that operate in Canada on a branch basis. MFC has various business lines that it operates through its wholly- or majority-owned subsidiary companies, and does not currently offer investment advisory services to any person and is not expected to do so in the future. Accordingly, MFC has not been included as an Applicant.

•
John Hancock Life Insurance Company (U.S.A.), John Hancock Life & Health Insurance Company, and John Hancock Life Insurance Company of New York (collectively, the “John Hancock Insurance Companies”), each of which is an indirect wholly-owned subsidiary of MFC that intends to participate in Co-Investment Transactions[5], and any future direct or indirect wholly-owned or majority-owned subsidiaries of MFC that intend to participate in Co-Investment Transactions (collectively with the John Hancock Insurance Companies and JH Funding, the “MFC Accounts”);[6]

•
Manulife SDF SPV – OH, LLC (“Manulife SDF”), (i) is a legal entity managed by MIM PM; (ii) would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act; and (iii) qualifies as an Affiliated Fund;[7]

•
John Hancock Funding Company, LLC, (i) is an indirect wholly-owned subsidiary of MFC (“JH Funding”); (ii) would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act; (iii) qualifies as an MFC Account (i.e., MIM PM manages, and has investment discretion over, certain asset classes of JH Funding and otherwise JH Funding directly holds various financial assets in a principal capacity); and (iv) qualifies as an Affiliated Fund; and

•
MDLF Holdings Onshore LLC, Manulife Direct Lending Fund (Unlevered) L.P., and Manulife Direct Lending Fund, L.P., each of which: (i) is a separate and distinct legal entity managed by MIM PM; (ii) would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act; and (iii) qualifies as an Affiliated Fund (the “MDLF Entities”; together with the Existing Regulated Funds, MIM PM, the MFC Accounts, and Manulife SDF, the “Applicants”).[8]

5 “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
6 The John Hancock Insurance Companies are excluded from investment company status by Section 3(c)(3) of the 1940 Act.
7 “Affiliated Fund” means any Existing Affiliated Fund (as defined below), the MFC Accounts, and any entity (a) whose investment adviser is an Adviser, (b) that either (x) would be an investment company but for Section 3(c) of the 1940 Act or (y) relies on Rule 3a-7 under the 1940 Act, and (c) that intends to participate in the Co-Investment Program (such entity a “Future Affiliated Fund”).
8 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

•
The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund[9] and one or more Affiliated Entities[10] to engage in Co-Investment Transactions subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”[11] The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.[12]

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	John Hancock GA Mortgage Trust

Mortgage Trust is a Delaware statutory trust that is registered with the Commission under the 1940 Act as a closed-end, non-diversified management investment company. Mortgage Trust intends to qualify annually as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended.
Mortgage Trust’s investment objective is to generate current income, and to a lesser extent, capital appreciation. Mortgage Trust’s business and affairs are managed under the direction of its Board.13 Mortgage Trust’s Board consists of members, a majority of whom are Independent Trustees. Mortgage Trust’s Board delegates daily management and investment authority to MIM PM pursuant to an investment advisory agreement by and between Mortgage Trust and MIM PM.14

9 “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.
The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.
In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.
10 “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.
To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.
11 “Adviser” means MIM PM and any other investment adviser controlling, controlled by, or under common control with MIM PM. The term “Adviser” also includes any internally-managed Regulated Fund.
12 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).
13 “Board” means the board of directors (or the equivalent) of the applicable Regulated Fund.
14 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

B.	John Hancock GA Senior Loan Trust

Senior Loan Trust is a Delaware statutory trust that is registered with the Commission under the 1940 Act as a closed-end, non-diversified management investment company. Senior Loan Trust intends to qualify annually as a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended. All of the investors in Senior Loan Trust are insurance companies that are wholly-owned by MFC.
Senior Loan Trust’s investment objective is to generate current income, and to a lesser extent, capital appreciation. Senior Loan Trust’s business and affairs are managed under the direction of its Board. Senior Loan Trust’s Board consists of members, a majority of whom are Independent Trustees. Senior Loan Trust’s Board delegates daily management and investment authority to MIM PM pursuant to an investment advisory agreement by and between Senior Loan Trust and MIM PM.
C.	Manulife Private Credit Fund

MPC is a Delaware statutory trust that is registered with the Commission under the 1940 Act as a closed-end, non-diversified management investment company that has elected to be regulated as a business development company. MPC intends to qualify annually as a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended.
MPC’s investment objectives are to maximize total return in the form of current income and, to a lesser extent, capital appreciation. MPC’s business and affairs are managed under the direction of its Board. MPC’s Board consists of members, a majority of whom are Independent Trustees. MPC’s Board delegates daily management and investment authority to MIM PM pursuant to an investment advisory agreement by and between MPC and MIM PM.
D.	The John Hancock Insurance Companies

John Hancock Life Insurance Company (U.S.A.) is a stock life insurance company that was incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and re-domesticated under the laws of the State of Michigan on December 30, 1992, and operates as a subsidiary of MFC. Each of John Hancock Life & Health Insurance Company and John Hancock Life Insurance Company of New York are also stock life insurance companies, each of which operates as a subsidiary of John Hancock Life Insurance Company (U.S.A.). With respect to certain asset classes, MIM PM acts as an investment adviser to the John Hancock Insurance Companies pursuant to their respective investment advisory agreements. The John Hancock Insurance Companies may, from time to time, invest in the Regulated Funds and/or the Existing Affiliated Funds.
The John Hancock Insurance Companies hold various financial assets in a principal capacity. MFC has various business lines that it operates through its wholly- or majority-owned subsidiaries, and the subsidiaries that exist and currently intend to participate in Co-Investment Transactions have been included as Applicants herein.
E.	The Existing Affiliated Funds

Each entity identified here is an “Existing Affiliated Fund” for the purposes of this Application.15
Manulife SDF was organized in Delaware as a  limited liability company. Its primary investment objective is to seek to maximize total returns in the form of current income and, to a lesser extent, capital appreciation.
JH Funding was organized in Delaware as a  limited liability company. Its primary investment objective is to warehouse investment assets targeted for sale or disposition
MDLF Holdings Onshore LLC was organized in Delaware as a  limited liability company. Its primary investment objective is to seek to maximize total returns in the form of current income and, to a lesser extent, capital appreciation.
Manulife Direct Lending Fund (Unlevered) L.P. was organized in Delaware as a  limited partnership. Its primary investment objective is to seek to maximize total returns in the form of current income and, to a lesser extent, capital appreciation.
Manulife Direct Lending Fund, L.P. was organized in Delaware as a  limited partnership. Its primary investment objective is to seek to maximize total returns in the form of current income and, to a lesser extent, capital appreciation.
MIM PM is responsible for investment advisory services for each Existing Affiliated Fund.

15 In the future, one or more Affiliated Funds could register as a closed-end management investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

F.	Manulife Investment Management Private Markets (US) LLC

MIM PM, a Delaware limited liability company that is registered under the Advisers Act, serves as the investment adviser to each of the Existing Regulated Funds, and serves as the investment adviser to each of the Existing Affiliated Funds, and, with respect to certain asset classes, the MFC Accounts, pursuant to an investment advisory agreement with each respective entity. MIM PM’s advisory services are provided through three distinct investment groups. The three groups are aligned with the John Hancock Insurance Companies’ Corporate Finance Group, Real Estate Finance Group, and Real Estate Division. Separate from their MIM PM roles, the investment professionals in each group also have similar investment roles for the John Hancock Insurance Companies. The officers and directors of MIM PM are primarily composed of United States-based employees of the John Hancock Insurance Companies. Subject to the overall supervision of each of the Existing Regulated Fund’s Board, MIM PM will manage the day-to-day operations of, and provide investment advisory and management services to each of the Existing Regulated Funds. Under the terms of the investment advisory agreement of each Existing Regulated Fund, each MFC Account, and each Existing Affiliated Fund, respectively, MIM PM will (i) determine the composition of its portfolio, the nature and timing of the changes to its portfolio, and the manner of implementing such changes, (ii) identify, evaluate, and negotiate the structure of the investments it makes (including performing due diligence on its prospective portfolio companies), (iii) close, monitor and administer the investments it makes, including the exercise of any voting or consent rights, (iv) when and where applicable, restructure investments it makes, and (v) determine the investments and other assets that it purchases, retains or sells.
III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.
A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”
Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”16 in which the fund is a participant without first obtaining an order from the SEC.
Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).
Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). With respect to the Adviser and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Adviser and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

16 Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.
1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.17
2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,18 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,19 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.
3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.20
4. No Remuneration. Any transaction fee21 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).
5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.22
6. Dispositions:
(a)
Prior to any Disposition[23] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

17 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
18 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a business development company’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the business development company. In the case of a Regulated Fund that is not a business development company, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a business development company subject to Section 57(o) of the 1940 Act.
19 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the business development company and do not involve overreaching of the business development company or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the business development company’s shareholders and the business development company’s policy as recited in filings made by the business development company with the Commission and the business development company’s reports to shareholders; and (iii) the business development company’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.
20 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
21 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
22 The Affiliated Entities may adopt shared Co-Investment Policies.
23 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

(b)
Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[24]

7. Board Oversight.
(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)
Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)
At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)
Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)
The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).25
9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.
IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

24 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.
25 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.
B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.
V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).26 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.
VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:
E. David Pemstein
John Hancock GA Mortgage Trust,
John Hancock GA Senior Loan Trust,
Manulife Private Credit Fund
c/o John Hancock Life Insurance Company (U.S.A.)
197 Clarendon Street, C-03
Boston, MA 02116
617-572-1234
DPemstein@jhancock.com
Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:
Mark P. Goshko, Esq. K&L Gates LLP One Congress Street, Suite 2900 Boston, MA 02114-2023 Mark.Goshko@klgates.com	George J. Zornada, Esq. K&L Gates LLP One Congress Street, Suite 2900 Boston, MA 02114-2023 George.Zornada@klgates.com

26 See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706) Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (Order); Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.
Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.
The Applicants have caused this Application to be duly signed on their behalf on the 4th day of June, 2025.
JOHN HANCOCK GA MORTGAGE TRUST

By:	/s/ Ian Roke
Name:	Ian Roke
Title:	Authorized Signatory

JOHN HANCOCK GA SENIOR LOAN TRUST

By:	/s/ Ian Roke
Name:	Ian Roke
Title:	Authorized Signatory

MANULIFE PRIVATE CREDIT FUND

By:	/s/ Ian Roke
Name:	Ian Roke
Title:	Authorized Signatory

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A)

By:	/s/ Michael King
Name:	Michael King
Title:	Authorized Signatory

JOHN HANCOCK LIFE & HEALTH INSURANCE COMPANY

By:	/s/ Michael King
Name:	Michael King
Title:	Authorized Signatory

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

By:	/s/ Michael King
Name:	Michael King
Title:	Authorized Signatory

MANULIFE SDF SPV – OH, LLC

By:	Manulife Senior Debt Fund OH, L.P., its member
By:	Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

	By:	/s/ Michael King
	Name:	Michael King
	Title:	Authorized Signatory

JOHN HANCOCK FUNDING COMPANY, LLC

By:	/s/ Michael King
Name:	Michael King
Title:	Authorized Signatory

MDLF HOLDINGS ONSHORE LLC

By:	Manulife DLF GP, L.P., its general partner
By:	Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

	By:	/s/ Michael King
	Name:	Michael King
	Title:	Authorized Signatory

MANULIFE DIRECT LENDING FUND (UNLEVERED) L.P.

By:	Manulife DLF GP, L.P., its general partner
By:	Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

	By:	/s/ Michael King
	Name:	Michael King
	Title:	Authorized Signatory

MANULIFE DIRECT LENDING FUND, L.P.

By:	Manulife DLF GP, L.P., its general partner
By:	Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

	By:	/s/ Michael King
	Name:	Michael King
	Title:	Authorized Signatory

MANULIFE INVESTMENT MANAGEMENT PRIVATE MARKETS (US) LLC

By:	/s/ Michael King
Name:	Michael King
Title:	Authorized Signatory

VERIFICATION
The undersigned states that he has duly executed the foregoing application for and on behalf of the entities listed below; that he holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
JOHN HANCOCK GA MORTGAGE TRUST

By:	/s/ Ian Roke
Name:	Ian Roke
Title:	Authorized Signatory

JOHN HANCOCK GA SENIOR LOAN TRUST

By:	/s/ Ian Roke
Name:	Ian Roke
Title:	Authorized Signatory

MANULIFE PRIVATE CREDIT FUND

By:	/s/ Ian Roke
Name:	Ian Roke
Title:	Authorized Signatory

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A)

By:	/s/ Michael King
Name:	Michael King
Title:	Authorized Signatory

JOHN HANCOCK LIFE & HEALTH INSURANCE COMPANY

By:	/s/ Michael King
Name:	Michael King
Title:	Authorized Signatory

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

By:	/s/ Michael King
Name:	Michael King
Title:	Authorized Signatory

MANULIFE SDF SPV – OH, LLC

By:	Manulife Senior Debt Fund OH, L.P., its member
By:	Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

	By:	/s/ Michael King
	Name:	Michael King
	Title:	Authorized Signatory
1

JOHN HANCOCK FUNDING COMPANY, LLC

By:	/s/ Michael King
Name:	Michael King
Title:	Authorized Signatory

MDLF HOLDINGS ONSHORE LLC

By:	Manulife DLF GP, L.P., its general partner
By:	Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

	By:	/s/ Michael King
	Name:	Michael King
	Title:	Authorized Signatory

MANULIFE DIRECT LENDING FUND (UNLEVERED) L.P.

By:	Manulife DLF GP, L.P., its general partner
By:	Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

	By:	/s/ Michael King
	Name:	Michael King
	Title:	Authorized Signatory

MANULIFE DIRECT LENDING FUND, L.P.

By:	Manulife DLF GP, L.P., its general partner
By:	Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

	By:	/s/ Michael King
	Name:	Michael King
	Title:	Authorized Signatory

MANULIFE INVESTMENT MANAGEMENT PRIVATE MARKETS (US) LLC

By:	/s/ Michael King
Name:	Michael King
Title:	Authorized Signatory

2

EXHIBIT A
Resolutions of Board of Directors of John Hancock GA Mortgage Trust
Approval of Filing Section 17(d) Application for Co-Investment Relief
WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.
NOW, THEREFORE, BE IT RESOLVED, that the officers of Manulife Investment Management Private Markets (US) LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further
RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further
RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.
Resolutions of the Board of Trustees of John Hancock GA Senior Loan Trust
Approval of Filing Section 17(d) Application for Co-Investment Relief
WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.
NOW, THEREFORE, BE IT RESOLVED, that the officers of Manulife Investment Management Private Markets (US) LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further
RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further
RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.
Resolutions of the Board of Trustees of Manulife Private Credit Fund
Approval of Filing Section 17(d) Application for Co-Investment Relief
WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.
NOW, THEREFORE, BE IT RESOLVED, that the officers of Manulife Investment Management Private Markets (US) LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further
RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further
RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.